No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2026

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

2-3, Toranomon 2-chome, Minato-ku, Tokyo 105-8404, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  *   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Exhibit 1:

Notice of Partial Amendment to the “Notice Concerning Equity-Method Affiliates (Transfer to Consolidated Subsidiary)”

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Koji Ito
Koji Ito
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: June 30, 2026

[Translation]

June 30, 2026

To Whom It May Concern:

Company Name:	Honda Motor Co., Ltd.
Representative:	Toshihiro Mibe Director, President and Representative Executive Officer (Securities Code: 7267 Prime Market, TSE)
Contact Person:	Sumihiro Takahashi Head of Accounting and Finance Unit (TEL: +81-3-3423-1111)

Notice of Partial Amendment

to the “Notice Concerning Equity-Method Affiliates (Transfer to Consolidated Subsidiary)”

As announced in the news release of “Notice Concerning Equity-Method Affiliates (Transfer to Consolidated Subsidiary)” on December 16, 2025, Honda Motor Co., Ltd. (“Honda”) resolved to acquire an additional 21% equity interest in Astemo, Ltd. (“Astemo”), an equity-method affiliate, from Hitachi, Ltd. (“Hitachi”) and to make Astemo a consolidated subsidiary (the “Transaction”), where Honda, Hitachi and JIC Capital Ltd. have agreed on the change in the shareholding structure of Astemo through the Transaction.

Since not all countries’ procedures and measures for approvals from relevant authorities regarding the Transaction have not been completed as of today, Honda changed the scheduled closing date of the Transaction from during the first quarter of the fiscal year ending March 31, 2027 to by the end of the third quarter of the fiscal year ending March 31, 2027.

The Transaction is not anticipated to have a material impact on Honda’s consolidated financial results for the fiscal year ending March 31, 2027.

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